UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

9 February 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Endeavour International Corporation

File No. 1-32212 -- CF# 24615

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Endeavour International Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 11, 2010, as amended on January 19, 2010.

Based on representations by Endeavour International Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through November 13, 2013
Exhibit 2.2	through November 20, 2013
Exhibit 10.1	through November 20, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel